26th Floor, Two ifc 8 Century Boulevard Shanghai 200120 People’s Republic of China Tel: +86.21.6101.6000 Fax: +86.21.6101.6001 www.lw.com

June 9, 2014	FIRM / AFFILIATE OFFICES
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VIA EDGAR

Mr. Geoff Kruczek

Attorney-Advisor

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Noah Education Holdings Ltd.

Schedule 13E-3

Filed April 28, 2014

File No. 005-83602

Dear Mr. Geoff Kruczek:

On behalf of Noah Education Holdings Ltd., a company organized under the laws of the Cayman Islands (“Noah Education” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of May 19, 2014 with respect to the Schedule 13E-3, File No. 005-83602 (the “Schedule 13E-3”) filed on April 28, 2014 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment No. 1”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Preliminary Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment No. 1 and the Revised Preliminary Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Preliminary Proxy Statement”), respectively, are being provided to the Staff via email.

June 9, 2014

To the extent any response relates to information concerning Rainbow Education Holding Limited, Rainbow Education Merger Sub Holding Limited, Jointly Gold Technologies Limited, Benguo Tang, First Win Technologies Limited, Xiaotong Wang, Global Wise Technologies Limited, Siyuan Du, Sunshine Nation Limited, Qicai Du, Baring Asia II Holdings (22) Limited, The Baring Asia Private Equity Fund II, L.P. 1, The Baring Asia Private Equity Fund II, L.P. 2, MSPEA Education Holding Limited, Morgan Stanley Private Equity Asia IV Holdings Limited, Morgan Stanley Private Equity Asia IV, L.L.C. and Morgan Stanley Private Equity Asia IV, L.P., such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment No. 1, which has been amended in response to the Staff’s comments.

* * * * *

Letter to Shareholders

1.	If approval of the merger transaction is assured, please disclose that fact clearly and prominently. Add a separate Question and Answer disclosing this directly.

In response to the Staff’s comment, the disclosure regarding the fact that the approval of the merger transaction is assured has been revised. Please refer to the revised disclosure on Page 3 of the letter to shareholders in the Revised Preliminary Proxy Statement and Page 26 of the Revised Preliminary Proxy Statement.

2.	With a view toward disclosure, please tell us the potential effect of the merger condition dealing with the 15% limitation on exercise of appraisal rights, as mentioned on pages 109-110. For example, despite the absence of a “majority of a minority vote requirement,” could shareholders and ADS holders still potentially prevent the merger from occurring if a sufficient number exercise such rights? Who could waive this condition and do they currently intend to do so if it is, in fact, triggered? Also, with a view toward disclosure, please tell us how this condition relates to the inability of ADS holders to exercise appraisal rights. That is, are the shares represented by ADSs counted for purposes of this condition? Given the inability of ADS holders to exercise appraisal rights, would, as your disclosure indicates, such holders have to cancel the ADSs they hold, receive shares in return, and then perfect such rights in order to have their shares counted toward triggering that condition? Or does this condition apply only to the Shares currently not held by the Depositary such that the current inability of ADS holders to exercise appraisal rights are not counted towards and will have no effect on this condition?

In response to the Staff’s comment, the disclosure regarding the potential effect of the merger condition dealing with the 15% limitation on exercise of appraisal rights has been revised. Please refer to the revised disclosure on Page 110 of the Revised Preliminary Proxy Statement.

June 9, 2014

3.	Your definition of “unaffiliated shareholders and unaffiliated ADS holders’ excludes members of the “Consortium,” but appears to include members of the “Buyer Group” and the Company’s other executive officers and directors. Therefore, it appears that your definition of, and conclusions regarding the fairness of the transaction to, “unaffiliated shareholders and unaffiliated ADS holders” includes persons who are affiliates. Accordingly, it also appears the disclosure regarding the fairness conclusions of the independent committee, board and each filing person, including any filing person who expressly adopted another filing person’s analysis and conclusions, is inconsistent with Item 1014 of Regulation M-A. Please revise here and throughout your document. Please ensure your revisions also address Item 1013(d) of Regulation M-A, which requires discussion of the effects of the transaction on affiliates and unaffiliated security holders.

In response to the Staff’s comment, the definitions of “Rollover Shareholders,” “Consortium” and “unaffiliated shareholders and unaffiliated ADS holders” have been revised. Please refer to the revised definitions of “Rollover Shareholders” and “Consortium” on Page 1 of the Introductory Statement, Page 1 of the letter to shareholders in the Revised Preliminary Proxy Statement and Page 9 of the Revised Preliminary Proxy Statement. Please refer to the revised definition of “unaffiliated shareholders and unaffiliated ADS holders” on Page 2 of the letter to shareholders in the Revised Preliminary Proxy Statement and Page 13 of the Revised Preliminary Proxy Statement.

Recommendation of the Independent Committee . . ., page 14

4.	Please tell us how you concluded that not requiring a majority vote of unaffiliated security holders is not a “primary detriment” of the Merger, as implied by its omission from the bottom of page 14, particularly in light of the number of Shares already committed to vote in favor of the transaction.

The Company respectfully advises the Staff that the Company concluded that not requiring a majority vote of unaffiliated security holders is not a “primary detriment” of the Merger because it believes that the Merger is both substantively and procedurally fair to the unaffiliated security holders, based on numerous factors discussed in detail on Pages 46 to 51 of the Revised Preliminary Proxy Statement, including, among others, (i) a majority vote of unaffiliated security holders is neither required under the laws of the Cayman Islands nor the prevailing market practice for privatization transactions involving companies incorporated under the laws of the Cayman Islands; (ii) the interests of the unaffiliated security holders are represented by a well-functioning and broadly empowered Independent Committee, which consists only of directors who are not affiliated with the Buyer Group or Company management, which is not required under the laws of the Cayman Islands; (iii) consideration and negotiation of the Merger Agreement was conducted entirely under the control and supervision of the Independent Committee with assistance from competent and experienced independent advisors, including Latham & Watkins as legal counsel and Duff & Phelps as financial advisor, (iv) the Independent Committee was given broad authorities to consider and evaluate the proposed transaction with the buyer group, including the authority to reject the proposed transaction, (v) the Independent Committee’s recommendation to approve the Merger and (vi) the unaffiliated shareholders are able to seek appraisal of the fair value of their shares of the Company by the Grand Court of the Cayman Islands and are entitled to be paid such fair value by exercising their dissenters' rights under the laws of the Cayman Islands.

June 9, 2014

Position of the Consortium . . ., page 15

5.	It appears the disclosure here, page 53 and elsewhere has not been provided by each filing person, given that such disclosure is limited to those in the “Consortium,” as defined on page 9. Please note that each filing person must individually comply with the requirements of Schedule 13E-3, including each applicable section of Regulation M- A to which that schedule refers, such as Items 1013 and 1014. Please revise substantially.

In response to the Staff’s comment, references to members of the Consortium in various places in the Schedule 13E-3 and the Preliminary Proxy Statement have been revised to members of the Buyer Group, which cover each of the filing persons. Please refer to the updated disclosure in the Amendment No. 1 and the Revised Preliminary Proxy Statement, including, without limitation, on Pages 15, 53 to 56, 67 to 68, 70 to 72 and 74 of the Revised Preliminary Proxy Statement.

Share Ownership of the Company Directors . . ., page 16

6.	Please expand to disclose here and page 33 how the affiliates other than those to which you refer intend to vote on the merger proposal and the number of shares they hold.

The Company respectfully advises the Staff that the Company’s directors and executive officers (other than the Rollover Shareholders) do not beneficially own any shares of the Company (including shares represented by American Depositary Shares (“ADSs”)) as of the date of the Revised Preliminary Proxy Statement. In response to the Staff's comment, the disclosure has been revised. Please refer to the revised disclosure on Pages 16 and 33 of the Revised Preliminary Proxy Statement.

Material U.S. Federal Income Tax Consequences, page 21

7.	Please revise to discuss briefly how your conclusions regarding PFIC status impact the tax consequences to which you refer. Also briefly highlight how the tax consequences to the Buyer Group, including the Rollover Shareholders, differ from those applicable to all other holders of Shares and ADSs. Quantify the difference, if possible, such as the different taxation rates applicable to ordinary income under PFIC rules as compared to capital gain.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Pages 21 and 83 of the Revised Preliminary Proxy Statement.

June 9, 2014

Background of the Merger, page 34

8.	We note the disclosure related to the “consortium agreement” entered into on December 24, 2013. Given the identities of the members of the “Consortium” formed through that agreement, please tell us why the December 31, 2013 Schedule 13D was filed only by the parties you note on page 35. Likewise, also tell us why the amended Schedule 13D filed April 4, 2014 appears to have been filed only by those same parties. We also note that it appears Baring joined the “Consortium” through execution of the “support agreement.”

As noted in the Preliminary Proxy Statement, Morgan Stanley, Sunshine Nation Limited, Ms. Du Siyuan and Mr. Du Qicai jointly filed a statement on Schedule 13D (the “Original Schedule 13D”) with the SEC on December 31, 2013 to announce the submission of the proposal letter to the board of directors of the Company and the execution of the consortium agreement on December 24, 2013. The Original Schedule 13D and a subsequent amendment of the Original Schedule 13D filed with the SEC on April 4, 2014 (the “Schedule 13D Amendment”) included information about the terms of the proposal letter and the consortium agreement, including the parties thereto.

Certain of the parties to the consortium agreement did not participate in the filing of the Original Schedule 13D and the Schedule 13D Amendment. Those parties, including Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang and their respective affiliates, had previously reported their beneficial ownership of the Company’s securities on Schedule 13Gs respectively pursuant to Exchange Act Rule 13d-1(d) beginning in February 2008. On June 9, 2014, those parties joined Morgan Stanley, Sunshine Nation Limited, Ms. Du Siyuan and Mr. Du Qicai and filed a joint statement on Schedule 13D to report the information required to be disclosed by Schedule 13D since the date of the proposal letter.

The Schedule 13D Amendment was filed on April 4, 2014 following the execution of the support agreement and other transaction documents on April 2, 2014. The Schedule 13D Amendment disclosed information about the terms of the support agreement, including the parties thereto, the addition of Baring to the Consortium (as Baring had not been a party to the consortium agreement and joined the Consortium on April 2, 2014 by executing the support agreement and certain other transaction documents) and the aggregate amount of shares of the Company (including shares represented by ADSs) beneficially owned by members of the Consortium.

Baring had previously reported its beneficial ownership of the Company’s securities on Schedule 13G pursuant to Exchange Act Rule 13d-1(d) beginning on February 14, 2008. Subsequent to joining the Consortium on April 2, 2014 by executing the support agreement and certain other transaction documents, Baring filed a separate statement on Schedule 13D on April 11, 2014 (the “Baring Schedule 13D”), consistent with Exchange Act Rule 13d-1(k)(2). The Baring Schedule 13D reported the information required to be disclosed by Schedule 13D since April 2, 2014, and disclosed information about the terms of the support agreement, including the parties thereto, and the aggregate amount of shares of the Company (including shares represented by ADSs) beneficially owned by members of the Consortium.

June 9, 2014

9.	Please clarify which members of “management” prepared and provided the financial advisor with the projections mentioned on page 38. Also tell us, with a view toward disclosure, whether and, if so, how those projections account for the Company’s results of operation for the quarter ended December 31, 2013. We note that such results, released in the Form 6-K dated February 27, 2014 (one month after the projections were provided), indicate that the Company’s results exceeded expectations.

The chief financial officer of the Company prepared and provided the financial advisor with the projections mentioned on Page 38. In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Pages 38 and 59 of the Revised Preliminary Proxy Statement.

The Company respectfully advises the Staff that although the student enrollment in its primary and secondary schools and the ramping up of its kindergartens’ utilization in the quarter ended December 31, 2013 had been better than expected, the Company believes that various factors may have contributed to the performance of a single quarter. The high performance of student enrollment and kindergartens’ utilization in a single quarter may not be sustainable. Therefore, although the Company noticed that the results of operation for the quarter ended December 31, 2013 were better than expected when preparing the financial projections, the Company nevertheless believes the current financial projections are reasonable based on its long-term views of the operations of the Company. In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Page 58 of the Revised Preliminary Proxy Statement.

10.	On page 42, you refer to “presentations of Duff & Phelps,” based on which members of the Independent Committee believed the merger consideration to be fair. Please revise to provide the disclosure required by Item 1015 of Regulation M-A. These presentations should be summarized in considerable detail in the disclosure document. Also, if the data and analyses included in these presentations differ in any material way from the April 2, 2014 presentation, please explain the reason for the difference. We remind you that any written materials, such as board books, not already filed, must be filed as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on Page 42 of the Revised Preliminary Proxy Statement. The Company respectfully advises the Staff that Duff & Phelps only had oral discussions with the Independent Committee on March 7, 2014, and only made one presentation to the Independent Committee on April 2, 2014. A summary of the presentation held on April 2, 2014 is disclosed in detail on Pages 61 to 67 of the Revised Preliminary Proxy Statement, and materials of such presentation are filed as Exhibit (c)-(2) to the Schedule 13E-3.

11.	It appears from your disclosure on page 43 that your Board unanimously approved the merger. Please revise to discuss the nature and extent of the participation of each director who is a member of the Buyer Group in the Board’s consideration of the transaction.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Page 43 of the Revised Preliminary Proxy Statement.

June 9, 2014

Reasons for the Merger . . ., page 44

12.	Please revise to clarify the reasons for undertaking this transaction at this time. Currently, it is unclear from your disclosure why the factors you cite would differ or did differ in any material way now as compared to any other time. Please include in your revised disclosure any consideration of the Company’s recent results of operations and projected financial information currently disclosed in your document.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Page 44 of the Revised Preliminary Proxy Statement.

13.	Please refer to the first paragraph on page 45. Please clarify how the first, second and fourth reasons listed would differ from what would occur in connection with the other transaction structures you list. Please also revise to clarify whether those other structures were actually considered and, if so, why they were rejected. Also, we note the third reason cited, but also note that such rights are unavailable to ADS holders. Please expand to discuss whether this was factor in setting the structure of the transaction. Would such rights have been available if you had elected a different means of going private? What prohibits the exercise of such rights and could you have permitted ADS holders to exercise such rights, such as by amending the deposit agreement?

The Company respectfully advises the Staff that neither the Independent Committee nor the Company’s board of directors considered any other alternative structures. In response to the Staff’s comment, the disclosure has been revised to be consistent with the disclosure on Page 73 of the Revised Preliminary Proxy Statement. Please refer to the revised disclosure on Pages 45 and 73 of the Revised Preliminary Proxy Statement.

14.	In addition to the structures listed, please also discuss your consideration and rejection of a merger requiring the separate approval of a majority of Shares held by unaffiliated security holders.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Page 45 of the Revised Preliminary Proxy Statement.

Recommendations of Independent Committee . . ., page 45

15.	Please expand your discussion in the third and fourth bullets on page 46 to clarify the “trends” and “economic conditions” to which you are referring.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Page 46 of the Revised Preliminary Proxy Statement.

June 9, 2014

16.	Please revise to clarify how your Board concluded the transaction is procedurally fair when, not only does it not require the approval of a majority of unaffiliated security holders, but approval of the transaction appears to be assured given the number of Shares committed to vote in favor of the merger. Please provide similar disclosure with respect to the conclusions and analyses by all other filing persons, beginning on page 53.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Pages 49, 50, 54 and 56 of the Revised Preliminary Proxy Statement. As previously disclosed in the Preliminary Proxy Statement, the Independent Committee and the Company’s board of directors concluded that the transaction is procedurally fair based upon the totality of various factors considered by them.

17.	We note that each filing person did not consider net book value to be a material factor. If this factor indicated a higher value than the amount to be paid to the unaffiliated security holders, as indicated on page 119, your discussion should address that difference and include a statement as to the basis for the belief than the transaction is fair despite the difference in value. Please revise accordingly throughout for each filing person.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Pages 52 and 56 of the Revised Preliminary Proxy Statement.

18.	For each filing person, please revise to address Instruction 2(vi) of Item 1014 of Regulation M-A.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure regarding the purchase price paid by the Company in previous purchases on Pages 46 and 54 of the Revised Preliminary Proxy Statement. The Company respectfully advises the Staff that none of the Rollover Shareholders or their affiliates have purchased any Shares or ADSs at any time within the past two years.

Certain Financial Projections, page 57

19.	We note the projections were based on “numerous assumptions and estimates.” Please revise to disclose the material assumption and estimates on which the projections were based.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Page 57 of the Revised Preliminary Proxy Statement.

Opinion of Duff & Phelps . . ., page 58

20.	Please disclose that Duff & Phelps has consented to use of the opinion in the document.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Page 59 of the Revised Preliminary Proxy Statement.

June 9, 2014

21.	In the fourth bullet point on page 59, you reference Duff & Phelps reviewing “other internal documents relating to the past and current business operations, financial conditions and probable future outlook of the Company, provided to Duff & Phelps by management of the Company.” Please revise to clarify the nature of the information contained in those documents and whether they contained any additional information beyond what is already disclosed (and if so, please summarize in the disclosure document). Also revise to clarify who prepared each of the documents referenced in this bullet point and the dates of such preparation.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Page 59 of the Revised Preliminary Proxy Statement. There is no additional information that has not been disclosed.

22.	On page 60, you reference a Duff & Phelps made “numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters ….” Please revise to the extent necessary to describe any material assumptions not already disclosed and any limitations on the projections included.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Page 60 of the Revised Preliminary Proxy Statement.

23.	Please revise to summarize the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. See Item 1015(b)(6) of Regulation M-A.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Pages 62 and 65 of the Revised Preliminary Proxy Statement.

Alternatives to the Merger, page 73

24.	Please revise to disclose alternatives considered by the Board. Your disclosure here appears limited to the Independent Committee. Also, your disclosure that no other alternative structures were considered appears contrary to your disclosures on page 45. Please reconcile.

The Company respectfully advises the Staff that neither the Independent Committee nor the Company’s board of directors considered any other alternative structures. In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Pages 45 and 73 of the Revised Preliminary Proxy Statement.

Position with the Surviving Corporation, page 79

25.	We note that your “other executive officers” are expected to remain with the surviving corporation and “these persons [will] benefit from remuneration arrangements with the surviving corporation.” Please provide us your analysis of why the executive officers to which you refer are not engaged in this Rule 13e-3 transaction. See Question 201.01 of our Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm

The Company respectfully advises the Staff that its executive officers (other than the Rollover Shareholders) are not engaged in this Rule 13e-3 transaction because (1) the remuneration arrangements will not cause significant increases in compensation to be paid to these persons; (2) there will not be alterations in management’s executive agreements favorable to such management; (3) the executive officers (other than the Rollover Shareholders) will not own shares in the surviving corporation; and (4) the executive officers (other than the Rollover Shareholders) will not be on the board of directors of the surviving corporation. In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Page 79 of the Revised Preliminary Proxy Statement.

June 9, 2014

Material United States Federal Income Tax Consequences, page 81

26.	Your disclosure on page 82 appears to discuss only the exchange of “Shares” for cash. Please also discuss the exchange of ADSs.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Pages 81 to 83 of the Revised Preliminary Proxy Statement.

Dissenters’ Rights, page 116

27.	Your disclosure may not be qualified by reference to statutes. Please revise the second sentence accordingly.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Page 116 of the Revised Preliminary Proxy Statement.

Selected Historical Financial Information, page 118

28.	Please disclose the information required by Item 1010(c)(4) of Regulation M-A.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Page 119 of the Revised Preliminary Proxy Statement.

Security Ownership . . ., page 121

29.	Please identify the natural person(s) who have or share voting and/or dispositive powers over the shares held by Baring Asia II Holdings (22) Limited.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Page 122 of the Revised Preliminary Proxy Statement.

June 9, 2014

Where You Can Find More Information, page 126

30.	You say you file quarterly reports and proxy statements with the SEC, despite being a foreign private issuer. Please tell us the dates of those filings. Also, the third paragraph does not appear to include each person who filed this Schedule 13E-3, given your definition on page 9 of who is included in the “Consortium” and who is included in the “Buyer Group.” Please revise accordingly. Please also refer to our prior comments regarding the disclosure required of each person filing this Schedule 13E-3.

The Company respectfully advises the Staff that the Company issues press releases announcing its quarterly financial results, and furnishes the press releases as exhibits to its reports on Form 6-K. Dates of the reports on Form 6-K in connection with quarterly financial results are November 20, 2007, February 21, 2008, May 19, 2008, August 25, 2008, February 19, 2009, May 27, 2009, September 1, 2009, February 12, 2010, May 14, 2010, August 31, 2010, November 16, 2010, May 13, 2011, September 2, 2011, November 18, 2011, February 28, 2012, May 15, 2012, August 30, 2012, November 21, 2012, February 28, 2013, May 23, 2013, August 29, 2013, November 21, 2013 and February 27, 2014, respectively. The Company furnished the materials for annual general meeting as exhibits to its reports on Form 6-K dated November 11, 2008, December 28, 2009, December 3, 2012 and November 29, 2013, respectively. Please also refer to the revised disclosure on Page 126 of the Revised Preliminary Proxy Statement.

In response to the Staff’s comment, the definition of “Consortium” has been revised. Please refer to the revised definition of “Consortium” on Page 9 of the Revised Preliminary Proxy Statement.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Rainbow Education Holding Limited, Rainbow Education Merger Sub Holding Limited, Jointly Gold Technologies Limited, Benguo Tang, First Win Technologies Limited, Xiaotong Wang, Global Wise Technologies Limited, Siyuan Du, Sunshine Nation Limited, Qicai Du, Baring Asia II Holdings (22) Limited, The Baring Asia Private Equity Fund II, L.P. 1, The Baring Asia Private Equity Fund II, L.P. 2, MSPEA Education Holding Limited, Morgan Stanley Private Equity Asia IV Holdings Limited, Morgan Stanley Private Equity Asia IV, L.L.C. and Morgan Stanley Private Equity Asia IV, L.P.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +86. 21.6101.6018.

Sincerely,

By:  /s/ LATHAM & WATKINS LLP

of LATHAM & WATKINS LLP

cc:	Dora Li, Chief Financial Officer

(Noah Education Holdings Ltd.)

Timothy M. Gardner

(Latham & Watkins LLP)

Peter Huang/Daniel Dusek

(Skadden, Arps, Slate, Meagher & Flom LLP)

Akiko Mikumo

(Weil, Gotshal & Manges LLP)

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 19, 2014 with respect to the Schedule 13E-3, File No. 005-83602 (the “Schedule 13E-3”) filed on April 28, 2014 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Noah Education Holdings Ltd.

By: /s/ Dora Li

Name: Dora Li

Title: Chief Financial Officer

Rainbow Education Holding Limited

By: /s/Ryan Law

Name: Ryan Law

Title: Director

Rainbow Education Merger Sub Holding Limited

By: /s/Ryan Law

Name: Ryan Law

Title: Director

Dong Xu

By: /s/ Dong Xu

Jointly Gold Technologies Limited

By: /s/ Dong Xu

Name: Dong Xu

Title: Director

Benguo Tang

By: /s/ Benguo Tang

First Win Technologies Limited

By: /s/ Benguo Tang

Name: Benguo Tang

Title: Director

Xiaotong Wang

By: /s/ Xiaotong Wang

Global Wise Technologies Limited

By: /s/ Xiaotong Wang

Name: Xiaotong Wang

Title: Director

[Signature Page to Acknowledgement]

Siyuan Du

By: /s/ Siyuan Du

Sunshine Nation Limited

By: /s/ Siyuan Du

Name: Siyuan Du

Title: Director

Qicai Du

By: /s/ Qicai Du

[Signature Page to Acknowledgement]

Baring Asia II Holdings (22) Limited

By: /s/ P.H. Touzeau

Name: P.H. Touzeau

Title: Director

The Baring Asia Private Equity Fund II, L.P. 1

By: Baring Asia Fund II (GP) LP

acting as its general partner

By: Baring Asia Fund Managers II Limited

acting as its general partner

By: /s/ P.H. Touzeau

Name: P.H. Touzeau

Title: Director

The Baring Asia Private Equity Fund II, L.P. 2

By: Baring Asia Fund II (GP) LP

acting as its general partner

By: Baring Asia Fund Managers II Limited

acting as its general partner

By: /s/ P.H. Touzeau

Name: P.H. Touzeau

Title: Director

[Signature Page to Acknowledgement]

MSPEA Education Holding Limited

By: /s/ Samantha Jennifer Cooper

Name: Samantha Jennifer Cooper

Title: Director

Morgan Stanley Private Equity Asia IV Holdings Limited

By: /s/ Samantha Jennifer Cooper

Name: Samantha Jennifer Cooper

Title: Alternate Director to Alan K. Jones

Morgan Stanley Private Equity Asia IV, L.L.C.

By: Morgan Stanley Private Equity Asia IV, Inc., its Managing Member

By: /s/ Samantha Jennifer Cooper

Name: Samantha Jennifer Cooper

Title: Vice President

Morgan Stanley Private Equity Asia IV, L.P.

By: Morgan Stanley Private Equity Asia IV, L.L.C, its General Partner

By: Morgan Stanley Private Equity Asia IV, Inc., its Managing Member

By: /s/ Samantha Jennifer Cooper

Name: Samantha Jennifer Cooper

Title: Vice President

[Signature Page to Acknowledgement]